MELANIN HAIRCARE, LLC

AMENDMENT NO. 1 TO SECOND AMENDED AND RESTATED OPERATING AGREEMENT

THIS AMENDMENT NO. 1 (this "*Amendment*") to that certain Second Amended and Restated Operating Agreement effective as of July 19, 2022 (the "*Operating Agreement*") of Melanin Haircare, LLC (the "*Company*") is made and entered into as of February 24, 2023 (the "*Effective Date*"), by and among the Company and all of the Members of the Company. Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the Operating Agreement.

RECITALS

WHEREAS, pursuant to Section 15.2 of the Operating Agreement, the Operating Agreement shall not be modified or amended in any respect except with the approval of the: (a) Series A Majority and (b) Common Majority (the "*Requisite Majority*").

WHEREAS, the undersigned Members constitute the Requisite Majority.

NOW, THEREFORE, in consideration of the foregoing recitals, and for good and valuable consideration and intending to be legally bound, the undersigned Members agree as follows:

AGREEMENT

1. **Amendment to Section 2.11 of the Operating Agreement**. The Operating Agreement is hereby amended and restated in its entirety to read as follows:

   "Each Member's Membership Interest shall be denominated in units (each a "**Unit**"). The Company initially shall have three authorized classes of Units, designated Common Units, Profits Interests Units, and Series A Preferred Units and the Company shall have three classes of Members, the Common Members, Profits Interests Members, and Preferred Members. The Company currently has authorized the following number of each class of Units for issuance in accordance with the terms and conditions of this Agreement: 10,000,000 Common Units, 666,667 Profits Interests Unit, and 6,266,666 Series A Preferred Units, which, subject to Section 6.1(b)(iii), authorized amounts may be changed only by the Board of Managers (including at least one Series A Manager then serving). The ownership by a Member of Common Units, Profits Interests Units, or Series A Preferred Units shall entitle such Member to allocations of Net Profits and Net Losses and other items of income, gain, loss or deduction, and distributions of cash and other property, as set forth in Article IV. The Company may not issue fractional Units. The names of the Members and the number and class of Units held by such Members, among other things, shall be as set forth on Schedule I attached hereto, as such Schedule may be amended by the Board of Managers from time to time in accordance with the terms of this Agreement."

2. **Amendment to Schedule I of the Operating Agreement**. The Operating Agreement is hereby amended and restated in its entirety to read as set forth on Exhibit A attached hereto.

3. **No Other Changes**. Except as expressly amended by this Amendment, all of the terms of the Operating Agreement shall remain in full force and effect.

4. **General Provisions**.

   4.1. **Effect of this Amendment**. The provisions of this Amendment shall be effective upon the execution hereof by sufficient parties to amend the Operating Agreement. In the event of any inconsistency or conflict between the provisions of the Operating Agreement and this Amendment, the provisions of this Amendment will prevail and govern.

4.2. **Governing Law**. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AMENDMENT AND THE EXHIBIT HERETO WILL BE GOVERNED BY THE INTERNAL LAW, AND NOT THE LAW OF CONFLICTS, OF THE STATE OF DELAWARE.

4.3. **Counterparts**. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original and all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.4. **Entire Agreement**. The Operating Agreement and this Amendment constitute the entire agreement between the parties hereto pertaining to the subject matter thereof and hereof.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to Second Amended and Restated Operating Agreement as of the Effective Date.

By its Common Members:

____
Name: Taffeta White

Whitney White
____
Name: Whitney White

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to Second Amended and Restated Operating Agreement as of the Effective Date.

<u>By its Preferred Members</u>:

VMG MELANIN HAIRCARE HOLDINGS, LLC

By:_____
Name: Michael Mauzé
Title: Authorized Signatory

By:_____
Name: Alisa Williams
Title: Authorized Signatory

CIRCLEUP GROWTH PARTNERS 2 AIV 1, L.P.
By: CircleUp Growth Partners GP II, LLC
Its: General Partner

Patrick Robinson
By: _____
Name: Pat Robinson
Title: Managing Director

Exhibit A

SCHEDULE I

Members, Units, Percentage Interests, Capital Contributions and Capital Accounts

Members	Units	Class	Percentage Interest*	Capital Contribution	Capital Account**
Taffeta White	4,000,000	Common	29.41%	$0	$ TBD
Whitney White	6,000,000	Common	44.12%	$0	$ TBD
CircleUp Growth Partners 2 AIV 1, L.P.	1,600,000	Series A Preferred	11.76%	$3,000,000.01	$3,000,000.01
VMG Melanin Haircare Holdings, LLC***	2,000,000	Series A Preferred	14.71%	$3,750,000.00	$3,750,000.00
Totals	**13,600,000**		**100%**	**$6,750,000.01**	**$ TBD**

Excludes 666,667 Profits Interests Units reserved for issuance.
**The historical capital account is subject to review and determination of the Company's accountant*
***May purchase an additional 800,000 Preferred Units through December 31, 2022*